SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
AMENDMENT NO. 1 TO
SCHEDULE 13E-3
(Rule 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
Siouxland Ethanol, LLC
(Name of Issuer)
Siouxland Ethanol, LLC
(Name of Person(s) Filing Statement)
Limited Liability Company Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)
Steven P. Amen
Kutak Rock LLP
1650 Farnam Street
Omaha, NE 68102
(402) 346-6000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$13,372,992.00	$746.21

*	For purposes of calculating the fee only, the transaction valuation is based on the book value of the 1,278 limited liability company membership units of the Issuer (the “Units”) that will be converted into newly created Class B Units or Class C Units in the proposed reclassification transaction to which this Schedule 13E-3 relates. The book value per Unit as of August 31, 2009 was $10,464.00.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $746.21	Filing Party: Siouxland Ethanol, LLC
Form or Registration No.: Schedule 13E-3	Date Filed: September 16, 2009

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

2

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Siouxland Ethanol, LLC, a Nebraska limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. We are proposing that our members approve certain amendments to our existing Amended and Restated Operating Agreement (the “Operating Agreement”) that will be included in a proposed Second Amended and Restated Operating Agreement. Among other things, these amendments to our Operating Agreement will result in the creation of two additional classes of our limited liability company membership units which will be designated as Class B Units and Class C Units. The existing Units will be renamed as Class A Units. Each class of Units will have distinct rights and privileges under the terms of the Second Amended and Restated Operating Agreement. The amendments to the Operating Agreement will also provide that (i) any member who owns of record five or more existing Units as of the effective date of the amendments will receive one Class A Unit for each Unit so owned, (ii) any member who owns of record three or four existing Units as of the effective date of the amendments will receive one Class B Unit for each Unit so owned, and (iii) any member who owns of record one or two existing Units as of the effective date of the amendments will receive one Class C Unit for each Unit so owned. The effect of the reclassification of the Units will be to reduce the number of members who hold the original Units (which will be renamed Class A Units) to less than 300, which will allow us to deregister the Units under the Exchange Act and to suspend our reporting obligations under the Exchange Act.
     This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by us pursuant to Regulation 14A under the Exchange Act, pursuant to which our members will be given notice of a special meeting at which they will be asked to approve the proposed Second Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.
     The information contained in the proxy statement relating to this special meeting of members is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.
     All parenthetical references under the various Item headings contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT
ITEM 1. Summary Term Sheet.
(Reg. M-A Item 1001)
           The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET — Questions and Answers Regarding the Special Meeting” is hereby incorporated herein by reference.
ITEM 2. Subject Company Information.
(Reg. M-A Item 1002)
(a)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET — Background” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET — Background” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE AND DISTRIBUTION INFORMATION OF SIOUXLAND ETHANOL, LLC UNITS — Market Information” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE AND DISTRIBUTION INFORMATION OF SIOUXLAND ETHANOL, LLC UNITS — Distributions” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the proxy statement under the caption “UNIT PURCHASE INFORMATION — Prior Purchases of Units” is hereby incorporated herein by reference.
ITEM 3. Identity and Background of Filing Person.
(Reg. M-A Item 1003(a) through (c))

(a)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET — Background” and “IDENTITY AND BACKGROUND OF FILING PERSON” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption “IDENTITY AND BACKGROUND OF FILING PERSON – Directors and Executive Officers of the Filing Person” is hereby incorporated herein by reference.

ITEM 4. Terms of the Transaction.
(Reg. M-A Item 1004(a) and (c) through (f))
(a)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET — Questions and Answers Regarding the Special Meeting,” “SPECIAL FACTORS — Reasons for the Going Private Transaction,” “SPECIAL FACTORS — Manner of Distribution,” “SPECIAL FACTORS — Background of the Going Private Transaction,” “SPECIAL FACTORS — Consideration of Alternative Transactions,” “SPECIAL FACTORS — Fairness of the Going Private Transaction,” “SPECIAL FACTORS — Regulatory Requirements,” “PROPOSAL 1 – THE

RECLASSIFICATION AMENDMENTS — Overview of the Reclassification Amendments,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Terms of the Existing Units,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Terms of the Class A Units,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Terms of the Class B Units,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Terms of the Class C Units,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Vote Required for Approval,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Deregistration of Units,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Federal Income Tax Consequences of the Reclassification Amendments” and “THE SPECIAL MEETING — Vote Required for Approval” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Overview of the Going Private Transaction,” “SPECIAL FACTORS — Manner of Distribution,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Overview of the Reclassification Amendments,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Terms of the Class A Units,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Terms of the Class B Units” and “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Terms of the Class C Units” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Appraisal and Dissenters’ Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — No Provision For Access to Company Files” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the caption “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — No Listing or Trading” is hereby incorporated herein by reference.
ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.
(Reg. M-A Item 1005(a) through (c) and (e))
(a)	The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS — Certain Relationships and Related Transactions” is hereby incorporated herein by reference.

(b)	None.

(c)	None.

(e)	None.
ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg. M-A Item 1006(b) and (c)(1) through (8)
(b)	The information set forth in the proxy statement under the caption “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Description of the Reclassification Amendments” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET – Questions and Answers Regarding the Special Meeting” and “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Deregistration of Units” is hereby incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.
(Reg. M-A Item 1013)
(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Reasons for the Going Private Transaction,” “SPECIAL FACTORS —Background of the Going Private Transaction,” “SPECIAL FACTORS — Fairness of the Going Private Transaction” and “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Board Recommendation Regarding the Reclassification Amendments” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS —Background of the Going Private Transaction” and “SPECIAL FACTORS — Consideration of Alternative Transactions” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Reasons for the Going Private Transaction” and “SPECIAL FACTORS — Background of the Going Private Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Reasons for the Going Private Transaction,” “SPECIAL FACTORS — Fairness of the Going Private Transaction,” “SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Going Private Transaction,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Overview of the Reclassification Amendments,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Terms of the Class A Units,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Terms of the Class B Units,” “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Terms of the Class C Units” and “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Federal Income Tax Consequences of the Reclassification Amendments” is hereby incorporated herein by reference.
ITEM 8. Fairness of the Transaction.
(Reg. M-A Item 1014)
(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Reasons for the Going Private Transaction,” “SPECIAL FACTORS — Background of the Going Private Transaction” and “SPECIAL FACTORS — Fairness of the Going Private Transaction” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Reasons for the Going Private Transaction,” “SPECIAL FACTORS — Background of the Going Private Transaction” and “SPECIAL FACTORS — Fairness of the Going Private Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Fairness of the Going Private Transaction” and “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Vote Required for Approval” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Going Private Transaction” and “SPECIAL FACTORS — Fairness of the Going Private Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Going Private Transaction” and “SPECIAL FACTORS — Fairness of the Going Private Transaction” is hereby incorporated herein by reference.

(f)	None.
ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A Item 1015)
(a)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — No Report, Opinion or Appraisal” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.
ITEM 10. Source and Amounts of Funds or Other Consideration.
(Reg. M-A Item 1007)
(a)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Manner of Distribution” is hereby incorporated herein by reference.

(b)	None.

(c)	The information set forth in the proxy statement under the caption “THE SPECIAL MEETING — Expenses of Solicitation” is hereby incorporated herein by reference.

(d)	Not applicable.
ITEM 11. Interest in Securities of the Subject Company.
(Reg. M-A Item 1008)
(a)	The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “UNIT PURCHASE INFORMATION — Recent Transactions” is hereby incorporated herein by reference.
ITEM 12. The Solicitation or Recommendation.
(Reg. M-A Item 1012(d) and (e))
(d)	The information set forth in the proxy statement under the caption “THE SPECIAL MEETING — Anticipated Voting by Executive Officers and Directors” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “PROPOSAL 1 – THE RECLASSIFICATION AMENDMENTS — Board Recommendation Regarding the Reclassification Amendments” is hereby incorporated herein by reference.
ITEM 13. Financial Statements.
(Reg. M-A Item 1010(a) and (b))
(a)	The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION — Selected Historical Financial Data” is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:
•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 including audited financial information; and

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 including unaudited financial information.
(b)	The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION — Pro Forma Information” is hereby incorporated herein by reference.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A Item 1009)
(a)	The information set forth in the proxy statement under the caption “THE SPECIAL MEETING — Solicitation of Proxies” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “THE SPECIAL MEETING — Solicitation of Proxies” and “THE SPECIAL MEETING — Expenses of Solicitation” is hereby incorporated herein by reference.
ITEM 15. Additional Information.
(Reg. M-A Item 1011(b))
(b)	The information set forth in the proxy statement, including all exhibits attached thereto, is hereby incorporated herein by reference.
ITEM 16. Exhibits.
(Reg. M-A Item 1016(a) through (d), (f) and (g))
(a)	Preliminary Proxy Statement, together with all exhibits thereto and form of proxy.*

(b)	None.

(c)	None.

(d)	Proposed Second Amended and Restated Operating Agreement.**

(f)	None.

(g)	None.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on October 23, 2009.

**	Incorporated by reference to Exhibit A of the Preliminary Proxy Statement referenced herein as Exhibit (a).

SIGNATURE
           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIOUXLAND ETHANOL, LLC

Date: October 23, 2009	By: /s/ Charles Hofland
Charles Hofland
President and Chief Executive Officer (Principal Executive Officer)